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                              November 21, 2022

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed November 15,
2022

       Dear Dean Huge:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form F-1

       Capitalization, page 39

   1. Refer to the pro forma column. It appears the amount of cash and cash equivalents should be $8,300,744, based on
the net proceeds from the Unit offering of $8,830,500, less the
                                                        $600,000 payment on the
notes payable. Similarly, it appears the ordinary shares should have a value of
$13,553,611 after giving effect to the net proceeds. Please revise your computations
accordingly, including the total shareholders' equity and total capitalization, or expand disclosures
to describe any other pro forma adjustments.
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                           Ltd
Comapany 21,
November   NameInnovation
               2022        Beverage Group Ltd
November
Page 2     21, 2022 Page 2
FirstName LastName
Dilution, page 40

2. Refer to your disclosure of adjusted net tangible book value as of June 30, 2022. Based on the net proceeds from the Unit offering, it appears this amount should instead be $9,803,844 with a related per share amount of $0.98. Please revise your disclosures and dilution calculations accordingly, or advise.

Filing Fee Table, page II-5

3.       Please provide your analysis of how your calculation of the "Maximum
Aggregate
         Offering Price" is consistent with Rule 457. Specifically, we note that in addition to
         2,500,000 units, you have provided the underwriters an option to purchase up to an additional 375,000 ordinary shares and/or up to an additional 375,000 warrants to cover over-allotments.
Exhibits

4. We note that you may have redacted information from Exhibit 4.5. If you are redacting information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please explain why you may rely on Item 601(b)(10)(iv) to redact information filed pursuant to Item 601(b)(4) and mark the exhibit index to indicate that portions of your exhibits have been omitted.
         Additionally, please refile to clearly indicate where information is omitted in Exhibit 4.5.
         If you are not relying on Item 601(b)(10)(iv) of Regulation S-K for
Exhibit 4.5, refile the
         exhibit without the statement on the first page stating that certain information has been redacted.

       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing